EMI

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

Attn: Filing Desk - Stop 1-4

12th October, 2007.

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 9th August 2007, I enclose one copy of each of the following items that the Company has issued to the Regulatory News Service:

(a) an announcement, dated 14th August 2007, confirming that the Credit Suisse companies have decreased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 10th August 2007, held 86,897,644 shares, being 10.71% of the shares in issue;

(b) an announcement, dated 15th August 2007 confirming that an application has been made to the UK Listing Authority for 4,430,000 EMI Group plc Ordinary Shares of 14p each to be admitted to the Official List and to the London Stock Exchange for the shares to be admitted to trading. The shares will be issued and allotted in connection with the EMI Group plc Executive Share Option Scheme, Executive Share Incentive Plan and Savings-Related Share Option Schemes and will rank pari passu with the existing shares in issue;

(c) an announcement, dated 17th August 2007, confirming that, following the announcement earlier in the day by Maltby Ltd that its recommended cash offer (the Offer) to acquire the whole of the issued and to be issued share capital of the Company had been declared unconditional in all respects (the Maltby announcement):
   - Sly Bailey, Kevin Carton, Peter Georgescu and David Londoner had resigned as Non-executive Directors of the Company with effect from the time of the Maltby announcement; and,
   - the Company had applied to the Financial Services Authority for cancellation of the listing of the Company's shares on the Official List and to the London Stock Exchange for the cancellation of the admission of the Company's shares to trading on the London Stock Exchange's market for listed securities, with such cancellations expected to take effect from 8.00am on Tuesday 18th September 2007;

(d) an announcement, dated 17th August 2007, confirming the Company's intention to redeem all of its outstanding 8.25% Bonds due 2008 on 11th September 2007;

(e) an announcement, dated 17th August 2007, confirming that the Company has commenced a cash tender offer to purchase any and all of its outstanding €425,000,000 8.625% Senior Notes due 2013;

(f) an announcement, dated 20th August 2007, confirming that, following the Maltby announcement (referred to in paragraph (c) above), an option, granted under the HM Revenue & Customs approved part of the Company's 1995 Executive Share Option Scheme to Eric Nicoli, an Executive Director, was exercised on 20th August 2007 as a consequence of the change of control of the Company, with the resultant shares being tendered to the Offer;

(g) an announcement, dated 21st August 2007, confirming that Bear, Stearns International Trading Ltd has decreased its holding such that it has ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 17th August 2007, held 23,338,854 shares, being 2.88% of the shares in issue;

EMI Group Limited 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

dlw 10/23

(h) an announcement, dated 21st August 2007, confirming that, following the Maltby announcement (referred to in paragraph (c) above):

- options, granted under the 1995 Executive Share Option Scheme and 2003 Executive Share Incentive Plan (ESIP) to Eric Nicoli and Roger Faxon, Executive Directors, were exercised on 21st August 2007 as a consequence of the change of control of the Company, with the resultant shares being tendered to the Offer; and,
- awards, granted under the Company's Senior Executive Incentive Plan and ESIP to Eric Nicoli and Roger Faxon, that would have vested as a consequence of the change of control have been cancelled in return for a cash payment;

(i) an announcement, dated 21st August 2007, confirming that Capitol Records, Inc., a wholly owned subsidiary of the Company, intends to redeem all of its outstanding 8.375% Guaranteed Notes due 2009;

(j) an announcement, dated 22nd August 2007, confirming that Terra Firma and its subsidiary companies have increased their holdings such that they has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 17th August 2007, held 858,523,111 shares, being 94% of the shares in issue and to be issued, as the shareholding has been calculated on a diluted basis on the assumption that all of the EMI Group Finance (Jersey) Ltd Convertible Bonds also held by Terra Firma will be converted into EMI Group plc Ordinary Shares;

(k) an announcement, dated 24th August 2007, confirming that Lehman Brothers International (Europe) has decreased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 22nd August 2007, held 25,859,934 shares being 3.19% of the shares in issue;

(l) an announcement, dated 24th August 2007, confirming that the Credit Suisse companies have decreased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 22nd August 2007, held 80,738,835 shares, being 9.95% of the shares in issue;

(m) an announcement, dated 29th August 2007, confirming a new Board structure for the Company and that:

- Martin Stewart, an Executive Director and Chief Financial Officer of EMI Group plc and EMI Music, has resigned as of 28th August 2007;
- Chris Roling has been appointed an Executive Director and Chief Operating Officer of EMI Group plc and Chief Financial Officer of both EMI Group plc and EMI Music with effect from 28th August 2007;
- Ashley Unwin has been appointed a Director of EMI Group plc and Director of Business Transformation for EMI Group plc and EMI Music with effect from 28th August 2007; and,
- Eric Nicoli, an Executive Director and Chief Executive Officer of EMI Group plc and EMI Music, has agreed to step down as of 31st August 2007;

(n) an announcement, dated 31st August 2007, notifying the market that, in conformity with the FSA's Disclosure and Transparency Rules, the total number of voting rights in EMI Group plc is 819,469,894;

(o) an announcement, dated 4th September 2007, confirming that the Company had received the Requisite Consents for the tender offer and consent solicitation for its outstanding €425m 8.625% Senior Notes due 2013;

(p) an announcement, dated 4th September 2007, confirming the pricing of its cash tender offer and consent solicitation for its outstanding €425m 8.625% Senior Notes due 2013;

(q) an announcement, dated 5th September 2007, confirming that, as at 31st August 2007, UBS AG no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each,

(r) an announcement, dated 5th September 2007, confirming that Morgan Stanley Securities Ltd has increased its voting rights such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 31st August 2007, held 37,691,760 shares, being 4.59% of the shares in issue;

(s) an announcement, dated 6th September 2007, confirming that the Credit Suisse companies have ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each;

(t) an announcement, dated 6th September 2007, confirming that Morgan Stanley Securities Ltd no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

(u) an announcement, dated 7th September 2007, confirming the redemption price of the Company's 8.25% Bonds due 2008;

(v) an announcement, dated 10th September 2007, confirming that Lehman Brothers International (Europe) no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each;

(w) an announcement, dated 11th September 2007, confirming that the Company had redeemed all of the outstanding 8.25% Bonds due 2008 at the price announced on 7th September 2007;

(x) an announcement, dated 12th September 2007, confirming that an application has been made to The UK Listing Authority for 1,400,000 EMI Group plc Ordinary Shares of 14p each to be admitted to the Official List and to the London Stock Exchange for the shares to be admitted to trading. The shares will be issued and allotted in connection with the EMI Group plc Executive Share Option Scheme and Executive Share Incentive Plan and will rank pari passu with the existing shares in issue;

(y) an announcement, dated 12th September 2007, confirming that Capitol Records, Inc. intended to redeem all of its outstanding 8.375% Guaranteed Notes due 2009 on 17th September 2007;

(z) an announcement, dated 19th September 2007, confirming that the Company had successfully completed the tender offer and consent solicitation for its outstanding €425m 8.625% Senior Notes due 2013;

(aa) an announcement, dated 4th October 2007, confirming that the Company had submitted a draft of its memorandum and articles of association to the UKLA and intended to put resolutions to its members at an EGM to adopt the amended memorandum and articles;

(bb) an announcement, dated 4th October 2007, confirming that, at an EGM of the Company's members held on 4th October 2007, all the resolutions put to the EGM were passed; and,

(cc) an announcement, dated 8th October 2007, confirming that all of the outstanding 5.25% Guaranteed Convertible Notes due 2010, issued by EMI Group Finance (Jersey) Limited, had been converted into the Company's shares, that no further Bonds were outstanding and that the Bonds would be delisted.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

Ref: 82-373

EMI

RECEIVED

2007 OCT 23 A 5:11

VIA PR NEWSWIRE DISCLOSE

ER 07/188

Regulatory News Service

8th October, 2007.

EMI Group Finance (Jersey) Limited

(incorporated in Jersey with limited liability with registered number 85986)

U.S. $243,343,000 5.25% Guaranteed Convertible Bonds due 2010 guaranteed by EMI Group Limited (formerly known as EMI Group plc) and Capitol Records, Inc. and convertible into 5.25% Exchangeable Redeemable Preference Shares of EMI Group Finance (Jersey) Limited which are immediately exchangeable for ordinary shares in EMI Group Limited (the "Bonds")

NOTICE OF CONVERSION

EMI Group Finance (Jersey) Limited announced today that all of the outstanding Bonds have been converted in accordance with Condition 6(d) of the terms and conditions of the Bonds.

The Bonds are listed on the London Stock Exchange. The Bonds will be delisted and there are no further Bonds outstanding.

8 October 2007

EMI Group Finance (Jersey) Limited
22 Grenville Street
St Helier
Jersey
JE4 8PX

EMI Group Limited
27 Wrights Lane
London W8 5SW

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/187

Regulatory News Service

4th October, 2007.

EMI Group plc
(incorporated in England and Wales with limited liability with registered number 229231)

SHAREHOLDER RESOLUTIONS

At an Extraordinary General Meeting ("EGM") of EMI Group plc (the "Company") held today, all resolutions put to the EGM (the "Resolutions") were passed by the shareholders of the Company.

The Company has submitted copies of the Resolutions to the UK Listing Authority. The Resolutions will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. They are also available on the Company's website (www.emigroup.com) and at the Company's registered office, and will be available at the EGM venue on the day of the EGM shortly before the meeting.

EMI Group plc
27 Wrights Lane
London W8 5SW

VIA PR NEWSWIRE DISCLOSE

ER 07/186

Regulatory News Service

4th October, 2007.

EMI Group plc
(incorporated in England and Wales with limited liability with registered number 229231)

PROPOSED AMENDMENT TO CONSTITUTION

In accordance with Disclosure and Transparency Rule 6.1.2, EMI Group plc (the "Company") has submitted a draft of its proposed revised memorandum and articles of association to the UK Listing Authority. The Company intends to put resolutions (the "Resolutions") to amend its memorandum and articles of association to its members at an Extraordinary General Meeting (the "EGM") of the Company.

The Resolutions will be considered at the EGM which the Company intends will be held on 4 October 2007 on short notice. The Company is wholly owned by Maltby Limited and its subsidiaries. The revised draft memorandum and articles of association will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. They are also available on the Company's website (www.emigroup.com) and at the Company's registered office, and will be available at the EGM venue on the day of the EGM shortly before the meeting.

EMI Group plc
27 Wrights Lane
London W8 5SW

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/185

Regulatory News Service 19th September, 2007.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM THE REPUBLIC OF ITALY OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

EMI GROUP PLC SUCCESSFULLY COMPLETES THE TENDER OFFER AND CONSENT SOLICITATION FOR ITS OUTSTANDING €425,000,000 8.625% SENIOR NOTES DUE 2013 (THE "NOTES")

EMI Group plc (the "Company") is pleased to announce the successful completion of its offer to purchase for cash and solicitation of consents for the Notes (collectively, the "Offer") launched on 17 August 2007.

The Offer was made on the terms and subject to the conditions contained in the tender offer and consent solicitation document containing the Offer dated 17 August 2007 (the "Offer Document"). The Offer expired at 5.00pm, Central European Time, on Tuesday, 18 September 2007 (the "Expiration Time"). As at the Expiration Time the Company had received valid tenders of Notes and deliveries of related Consents from Holders of approximately 96% of the principal amount of the outstanding Notes. All Notes validly tendered in the Offer by the Expiration Time have been accepted for payment by the Company. The Final Payment Date, on which the Company will, in accordance with the terms of the Offer, make payment for Notes tendered after the Early Payment Date but before the Expiration Date, is expected to be 21 September 2007.

Holders who tendered their Notes before the Consent Payment Deadline received the Total Consideration of €1,084.52 per €1,000 principal amount on the Early Payment Date, which was Friday, 7 September 2007. Holders who tendered their Notes after the Consent Payment Deadline but prior to the Expiration Date will be eligible to receive the Purchase Price of €1,054.52 per €1,000 principal amount on the Final Payment Date. Additionally, Holders whose Notes are purchased pursuant to the Offer will receive any accrued but unpaid interest up to but not including the relevant payment date for the Notes.

This announcement must be read in conjunction with the Offer Document. Except as otherwise defined in this announcement or where the context otherwise requires, capitalised terms used in this announcement have the meanings given to them in the Offer Document.

Citigroup Global Markets Limited acted as the Sole Dealer Manager for the Offer. Requests for information in relation to the Offer should be directed to: +44 (0) 20 7986 8969.

United Kingdom. This announcement is being distributed only to and directed only at (i) persons who are outside and are resident outside the United Kingdom; (ii) investment professionals to whom it my lawfully be communicated falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"); (iii) high net worth companies and other persons to whom it my lawfully be communicated who fall within Article 49(2)(a) to (d) of the Order; or (iv) persons to whom it may otherwise lawfully be communicated falling within Article 43(2) of the Order; or (v) other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This announcement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

Italy. Neither the Offer nor any of the information contained in this announcement or the Offer Document constitutes an offer or an invitation to offer to sell or a promotional message of any form to any person (natural or legal) resident in the Republic of Italy to purchase, exchange or acquire the Notes, within the meaning of articles 1, lett. (v), and 102. ff, of Legislative Decree February 24, 1998, n. 58. The Offer is not being made and will not be made, directly or indirectly, in or into, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange publicly or privately available in the Republic of Italy. An Offer to sell should not be made pursuant to the Offer by any such use, means, instrument or facility or from within the Republic of Italy. Doing so may render invalid any purported offer to sell. Accordingly, copies of this announcement, the Offer Document and any related documents should not be mailed or otherwise forwarded, distributed or sent in, into or from the Republic of Italy and persons receiving such documents must not forward, distribute or send them in, into or from the Republic of Italy. Therefore, Holders are hereby notified that, to the extent such Holders are Italian residents or are located in the Republic of Italy, the Offer is not available to them and, as such, any acceptance instruction on whatever form received from such person shall be void. Any person who may have a legal or contractual obligation to forward the this announcement, the Offer Document and/or any related offer documents in or into the Republic of Italy should read the Offer Document before doing so. No prospectus or other document will be lodged with, or registered by, the *Commissione Nazionale per le Società e la Borsa* (CONSOB) in respect of the Offer. Accordingly, this announcement, the Offer Document and any other material relating to the Offer may not be distributed or made available in the Republic of Italy.

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/184

Regulatory News Service

12th September, 2007.

NOTICE OF REDEMPTION PRICE

CAPITOL RECORDS, INC.

8.375% Guaranteed Notes due 2009

On 17 August 2007, Capitol Records, Inc. (the "Company") announced its intention to redeem all of its outstanding 8.375% Guaranteed Notes due 2009 (the "Notes") on 17 September 2007 (the "Redemption Date") pursuant to paragraph 3 of the terms and conditions of the Notes issued pursuant to the Fiscal and Paying Agency Agreement, dated as of 27 August 1999 (the "Agreement"), among the Company, as issuer, EMI Group plc, as guarantor (the "Guarantor"), and The Bank of New York (as successor to JP Morgan Chase), as fiscal and paying agent, transfer agent and registrar (the "Paying Agent").

The Notes are not registered under the U.S. Securities Act of 1933, as amended, and are not listed on any stock exchange.

Unless otherwise defined in this notice, terms defined herein have the same meaning as in the terms and conditions of the Notes.

In accordance with the terms and conditions of the Notes, on 12 September 2007, the Redemption Price was calculated as follows:

Title of security	Treasury Rate	Redemption Yield	Redemption Price (per $1,000 principal amount)
8.375% Guaranteed Notes due 2009	4.04%	4.24%	$1,075.21

On the Redemption Date, the Notes will become due and payable and will be paid at the Redemption Price plus any accrued and unpaid interest to the Redemption Date. Unless the Company defaults in paying the Redemption Price to holders of Notes, interest on such Notes shall cease to accrue on and after the Redemption Date. Thereupon, the only remaining right of holders of Notes shall be the receipt of the Redemption Price.

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/183

Regulatory News Service

12th September, 2007.

EMI GROUP PLC
Additional Listing

Application has been made to the UK Listing Authority for the block listing of 1,400,000 ordinary shares of 14 pence each in the Company and for their admission to the Official List as well as to the London Stock Exchange for these shares to be admitted to trading.

These shares, which will rank pari passu with the existing shares in issue, will be block listed, issued and allotted as follows:

- 200,000 for the Company's 1995 Executive Share Option Scheme; and,
- 1,200,000 for the Company's 2003 Executive Share Incentive Plan.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/182

Regulatory News Service

11th September, 2007.

EMI Group plc
(incorporated in England and Wales with limited liability with registered number 229231)

£250,000,000 8.25% Bonds due 2008 and £75,000,000 8.25% Bonds due 2008 (together the "Bonds")

NOTICE OF REDEMPTION

EMI Group plc (the "Company") announced today that it has redeemed all of the outstanding Bonds at the price set out in the Company's announcement of 7 September, in accordance with Condition 6(d) of the terms and conditions of the Bonds as set out in Part II of the Second Schedule to the Trust Deed dated 20 May 2002, as supplemented and amended, between the Company and The Law Debenture Trust Corporation p.l.c.

The Bonds are listed on the London Stock Exchange. The Bonds will be cancelled and there are no further Bonds outstanding.

EMI Group plc
27 Wrights Lane
London W8 5SW

HSBC Bank plc
Corporate Trust and Loan Agency
The Manager MTN and Bond Desk
8 Canada Square
London E24 5HQ

Regulatory Announcement

Go to market news section

Free annual report

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	14:52 10-Sep-07
Number	PRNUK-1009

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Lehman Brothers International (Europe)
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	05-09-2007
6. Date on which issuer notified:	07-09-2007
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

GB0000444736	25,859,934	25,859,934	Below 3%	Below 3%	N/A	Below 3%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Tara O'Hagan

15. Contact telephone number: 020-7102-1832

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Ref: 82-373

RECEIVED

2007 OCT 23 A 5:41

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/180

Regulatory News Service

7 September 2007

EMI GROUP PLC
(incorporated in England and Wales with limited liability with registered number 229231)

£250,000,000 8.25% Bonds due 2008 and £75,000,000 8.25% Bonds due 2008 (together the "Bonds")

NOTICE OF REDEMPTION PRICE

On 17 August 2007, EMI Group plc (the "Company") announced its intention to redeem all of its outstanding 8.25% Bonds due 2008 on 11 September 2007 (the "Redemption Date") pursuant to Condition 6(d) of the terms and conditions of the Bonds as set out in Part II of the Second Schedule to the Trust Deed dated 20 May 2002, as supplemented and amended, between the Company and The Law Debenture Trust Corporation p.l.c. (the "Trustee").

The Bonds are listed on the London Stock Exchange.

Unless otherwise defined in this notice, terms defined herein have the same meaning as in the terms and conditions of the Bonds.

At 3.00pm, London time, on 7 September 2007, the Redemption Price was calculated as follows:

Title of security	Reference security yield	Redemption Price (per £1,000 principal amount)
8.25% Bonds due 2008	5.398%	£1,027.61

The Bonds are represented by Global Bonds, and such Global Bond(s) is/are held on behalf of Euroclear and/or Clearstream, Luxembourg. This notice has been delivered to Euroclear and/or Clearstream, Luxembourg.

On the Redemption Date, the Redemption Price will become due and payable upon each Bond redeemed. Unless the Company defaults in paying the Redemption Price to holders of Bonds called for redemption, interest on such Bonds shall cease to accrue on and after the Redemption Date. Thereupon, the only remaining right of holders of Bonds called for redemption shall be the receipt of the Redemption Price.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Upon the redemption, HSBC Bank Plc as Principal Paying Agent, shall endorse Part I of the Schedule to the original permanent global bond and Part I of the Schedule to the new permanent global bond to reflect the decrease in principal amount, as the case may be, resulting from such redemption. If any Bond contains an ISIN or Common Code, no representation is made herein as to the correctness of the ISIN or Common Code as printed on the Bonds. Holders of the Bonds called for redemption may only rely upon the other identification numbers printed on the Bonds for verification of the correctness of such ISIN or Common Code.

EMI Group plc
27 Wrights Lane
London W8 5SW

HSBC Bank plc
Corporate Trust and Loan Agency
The Manager MTN and Bond Desk
8 Canada Square
London E24 5HQ

Regulatory Announcement

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	12:22 06-Sep-07
Number	PRNUK-0609

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Morgan Stanley Securities Ltd
4. Full name of shareholder(s) (if different from 3.):	n/a
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	03-09-2007
6. Date on which issuer notified:	05-09-2007
7. Threshold(s) that is/are crossed or reached:	3.0%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

GB0000444736	37,691,760	37,691,760	Below 3%	Below 3%	n/a	Below 3%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Julia Holden

15. Contact telephone number: 020-7677-5468

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Regulatory Announcement

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	11:22 06-Sep-07
Number	PRNUK-0609

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	03-09-2007
6. Date on which issuer notified:	05-09-2007
7. Threshold(s) that is/are crossed or reached:	Below 3%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of	Number of Voting	Number of	Number of voting	% of votin

	Shares	Rights	shares	rights			rights
				Direct	Indirect	Direct	Indir
ORD-GB0000444736	80,738,835	80,738,835		Below 3%	Below 3%	n/a	Below 3%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)	Percentage of voting rights
Non-notifiable	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: William Dawson

15. Contact telephone number: 020-7888-5416

C. L. Christian

Deputy Secretary
EMI Group plc
020-7795-7317

END

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Regulatory Announcement

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	14:49 05-Sep-07
Number	PRNUK-0509

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Morgan Stanley Securities Ltd
4. Full name of shareholder(s) (if different from 3.):	n/a
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	31-08-2007
6. Date on which issuer notified:	04-09-2007
7. Threshold(s) that is/are crossed or reached:	4.0%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights

		Direct		Direct	Indirect	Direct	Indirect
GB0000444736	Below 3%	Below 3%	37,691,760	37,691,760	n/a	4.59%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

Number of voting rights	% of voting rights
37,691,760	4.59%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Julia Holden

15. Contact telephone number: 020-7677-5468

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

Ref: 82-373

END

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Regulatory Announcement

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Free annual report

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	11:46 05-Sep-07
Number	PRNUK-0509

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	UBS Investment Bank
4. Full name of shareholder(s) (if different from 3.):	UBS AG London Branch
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	31-08-2007
6. Date on which issuer notified:	04-09-2007
7. Threshold(s) that is/are crossed or reached:	Below 3%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggerin transaction		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of rig

			Direct	Indirect	Direct	
GB0000444736	79,681,282	79,681,282	Non-notifiable	Non-notifiable	n/a	Below 3%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
Non-notifiable	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

UBS AG London Branch - Non-notifiable - Below 3%

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Susanne Steyn

Director, UBS AG

15. Contact telephone number: 020-7567-6116

C. L. Christian
Deputy Secretary

EMI Group plc
020-7795-7317

Ref: 82-373

END

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EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/175

Regulatory News Service 4 September 2007

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM THE REPUBLIC OF ITALY OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

EMI GROUP PLC ANNOUNCES PRICING OF ITS CASH TENDER OFFER AND CONSENT SOLICITATION FOR ITS OUTSTANDING €425,000,000 8.625% SENIOR NOTES DUE 2013 (THE "NOTES")

EMI Group plc (the "Company") is pleased to announce the pricing of its tender offer and consent solicitation for the Notes (the "Offer"). At the Consent Payment Deadline, offers to sell for €396,512,000 principal amount, or 93% of Notes outstanding were validly tendered into the Offer. Except as otherwise defined in this announcement, capitalised terms used herein shall have the meanings ascribed to them in the tender offer and consent solicitation document containing the Offer dated 17 August 2007 (the "Offer Document").

At 3.00pm, Central European Time ("CET"), on 4 September 2007, the Offer was priced as follows:

Security Description	Reference Security Yield	Fixed Spread (in basis points)	Tender Offer Yield (on semi-annual basis)	Purchase Price (per €1,000 principal amount)	Consent Payment (per €1,000 principal amount)	Total Consideration (per €1,000 principal amount)
8.625% Senior Notes due 2013	4.092%	50	4.540%	€1,054.52	€30	€1,084.52

Holders who tendered their Notes before the Consent Payment Deadline, which was 5.00pm, CET, on Friday, 31 August 2007, will receive the Total Consideration on the Early Payment Date, which is expected to be Friday, 7 September 2007. Holders tendering (before or after the date of this announcement) their Notes after the Consent Payment Deadline but prior to the Final Acceptance Time (which is expected to be 5.00pm, CET, on Tuesday, 18 September 2007) will be eligible to receive the Purchase Price on the Final Payment Date (which is expected to be Friday, 21 September 2007). Additionally, Holders whose Notes are purchased pursuant to the Offer will receive any accrued but unpaid interest up to but not including the relevant payment date for the Notes.

The completion of the Offer is subject to the satisfaction or waiver of certain conditions. The Offer may be amended, extended or, under certain conditions, terminated. The Offer will expire at 5.00pm, CET, on Tuesday, 18 September 2007, unless extended or earlier terminated. Final settlement is expected to be on Friday, 21 September 2007.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

The Dealer Manager for the Offer is Citigroup Global Markets Limited +44 (0) 20 7986 8969. The Tender Agent is Citibank, N.A. +44 (0) 20 7508 3867. Noteholders with questions or who would like additional copies of the Offer Document may call the Tender Agent.

Restrictions

United Kingdom. This announcement is being distributed only to and directed only at (i) persons who are outside and are resident outside the United Kingdom; (ii) investment professionals to whom it my lawfully be communicated falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"); (iii) high net worth companies and other persons to whom it my lawfully be communicated who fall within Article 49(2)(a) to (d) of the Order; or (iv) persons to whom it may otherwise lawfully be communicated falling within Article 43(2) of the Order; or (v) other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This announcement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

Italy. Neither the Offer nor any of the information contained in this announcement or the Offer Document constitutes an offer or an invitation to offer to sell or a promotional message of any form to any person (natural or legal) resident in the Republic of Italy to purchase, exchange or acquire the Notes, within the meaning of articles 1, lett. (v), and 102. ff, of Legislative Decree February 24, 1998, n. 58. The Offer is not being made and will not be made, directly or indirectly, in or into, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange publicly or privately available in the Republic of Italy. An Offer to sell should not be made pursuant to the Offer by any such use, means, instrument or facility or from within the Republic of Italy. Doing so may render invalid any purported offer to sell. Accordingly, copies of this announcement, the Offer Document and any related documents should not be mailed or otherwise forwarded, distributed or sent in, into or from the Republic of Italy and persons receiving such documents must not forward, distribute or send them in, into or from the Republic of Italy. Therefore, Holders are hereby notified that, to the extent such Holders are Italian residents or are located in the Republic of Italy, the Offer is not available to them and, as such, any acceptance instruction on whatever form received from such person shall be void. Any person who may have a legal or contractual obligation to forward the this announcement, the Offer Document and/or any related offer documents in or into the Republic of Italy should read the Offer Document before doing so. No prospectus or other document will be lodged with, or registered by, the *Commissione Nazionale per le Società e la Borsa* (CONSOB) in respect of the Offer. Accordingly, this announcement, the Offer Document and any other material relating to the Offer may not be distributed or made available in the Republic of Italy.

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/174

Regulatory News Service 4 September 2007

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM THE REPUBLIC OF ITALY OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

EMI GROUP PLC ANNOUNCES RECEIPT OF REQUISITE CONSENTS FOR THE TENDER OFFER AND CONSENT SOLICITATION FOR ITS OUTSTANDING €425,000,000 8.625% SENIOR NOTES DUE 2013 (THE "NOTES")

EMI Group plc (the "Company") is pleased to announce that it has received the Requisite Consents to implement the Proposed Amendments (as defined in the tender offer and consent solicitation document containing the Offer dated 17 August 2007 (the "Offer Document")). Except as otherwise defined in this announcement, capitalised terms used herein shall have the meanings ascribed to them in the Offer Document.

At 5.00pm, Central European Time ("CET"), on Friday, 31 August 2007, the Company had received valid tenders of Notes and deliveries of related Consents from Holders of approximately 93% of the principal amount of the outstanding Notes. The Company therefore announces that it will exercise its early acceptance option as described in the Offer Document and that all Notes validly tendered in the Offer by the Consent Payment Deadline have been accepted for payment by the Company.

The Company, the Guarantors and the Trustee will execute the Supplemental Indenture setting forth the Proposed Amendments. The Proposed Amendments will not become operative until the Notes are accepted for purchase in accordance with the terms of the Offer and payment is made to the Tender Agent on the Early Payment Date. If the Proposed Amendments become operative, Holders of all untendered Notes will be bound thereby.

The Purchase Price for the Notes will be determined by the Dealer Manager at 3.00pm CET, on Tuesday, 4 September 2007. The Company will publicly announce the Purchase Price for the Notes promptly thereafter. Holders who tendered their Notes before the Consent Payment Deadline, which was 5.00pm, CET, on Friday, 31 August 2007, will receive the Total Consideration on the Early Payment Date, which is expected to be Friday, 7 September 2007. Holders tendering (before or after the date of this announcement) their Notes after the Consent Payment Deadline but prior to the Final Acceptance Time (which is expected to be 5.00pm, CET, on Tuesday, 18 September 2007) will be eligible to receive the Purchase Price on the Final Payment Date (which is expected to be Friday, 21 September 2007).

The completion of the Offer is subject to the satisfaction or waiver of certain conditions. The Offer may be amended, extended or, under certain conditions, terminated. The Offer will expire at 5.00pm, CET, on Tuesday, 18 September 2007, unless extended or earlier terminated. Final settlement is expected to be on Friday, 21 September 2007.

The Dealer Manager for the Offer is Citigroup Global Markets Limited +44 (0) 20 7986 8969. The Tender Agent is Citibank, N.A. +44 (0) 20 7508 3867. Noteholders with questions or who would like additional copies of the Offer Document may call the Tender Agent.

Restrictions

United Kingdom: This announcement is being distributed only to and directed only at (i) persons who are outside and are resident outside the United Kingdom; (ii) investment professionals to whom it my lawfully be communicated falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"); (iii) high net worth companies and other persons to whom it my lawfully be communicated who fall within Article 49(2)(a) to (d) of the Order; or (iv) persons to whom it may otherwise lawfully be communicated falling within Article 43(2) of the Order; or (v) other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This announcement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

Italy: Neither the Offer nor any of the information contained in this announcement or the Offer Document constitutes an offer or an invitation to offer to sell or a promotional message of any form to any person (natural or legal) resident in the Republic of Italy to purchase, exchange or acquire the Notes, within the meaning of articles 1, lett. (v), and 102. ff, of Legislative Decree February 24, 1998, n. 58. The Offer is not being made and will not be made, directly or indirectly, in or into, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange publicly or privately available in the Republic of Italy. An Offer to sell should not be made pursuant to the Offer by any such use, means, instrument or facility or from within the Republic of Italy. Doing so may render invalid any purported offer to sell. Accordingly, copies of this announcement, the Offer Document and any related documents should not be mailed or otherwise forwarded, distributed or sent in, into or from the Republic of Italy and persons receiving such documents must not forward, distribute or send them in, into or from the Republic of Italy. Therefore, Holders are hereby notified that, to the extent such Holders are Italian residents or are located in the Republic of Italy, the Offer is not available to them and, as such, any acceptance instruction on whatever form received from such person shall be void. Any person who may have a legal or contractual obligation to forward the this announcement, the Offer Document and/or any related offer documents in or into the Republic of Italy should read the Offer Document before doing so. . No prospectus or other document will be lodged with, or registered by, the *Commissione Nazionale per le Società e la Borsa* (CONSOB) in respect of the Offer. Accordingly, this announcement, the Offer Document and any other material relating to the Offer may not be distributed or made available in the Republic of Italy.

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/173

Regulatory News Service

31st August, 2007.

EMI GROUP PLC
Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, the Company wishes to notify the market that, following the exercise of executive and savings-related share options during August 2007, EMI Group plc's capital increased to 819,469,894 Ordinary Shares of 14p each as at 31st August 2007. Each Ordinary Share carries the right to one vote at general meetings of the Company's shareholders. The Company does not hold any Ordinary Shares in Treasury and, therefore, the total number of voting rights in EMI Group plc is 819,469,894.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, EMI Group plc under the Disclosure and Transparency Rules.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/172

Regulatory News Service 29th August, 2007.

EMI GROUP PLC
New Board and Management Structure

In connection with Terra Firma's acquisition of EMI Group plc ("EMI" or "the Group"), EMI is pleased to announce the appointment to its board of Chris Roling and Ashley Unwin (both Managing Directors of Terra Firma Capital Partners Limited ("TFCP")). Chris Roling has been appointed as Chief Operating Officer of EMI Group and Chief Financial Officer of both EMI Group and EMI Music and Ashley Unwin as Director of Business Transformation for EMI Group and EMI Music.

Eric Nicoli, Chief Executive Officer of EMI Group and EMI Music, has agreed to step down in advance of the de-listing of the Group which is currently anticipated to take place on or around 18th September. Martin Stewart, CFO of EMI Group and EMI Music, has resigned as a Director of EMI. Roger Faxon will continue in his current role as Chairman and CEO of Music Publishing and will remain on the board.

In addition, a new governance structure is being implemented which will involve the EMI board reporting into a new supervisory board to be chaired by Guy Hands, Chief Executive of TFCP who will be joined by certain senior TFCP executives, including Julie Williamson, a Managing Director of TFCP, who will focus on EMI's strategic business relationships.

Guy Hands said:

"I would like to thank Eric Nicoli and Martin Stewart for their service to the Group. Eric has steered EMI through a period when the industry has faced extreme change and we thank him for providing a smooth transition into our ownership.

Terra Firma's success is founded upon the real commitment it makes to the businesses in which it invests. The new management structure will allow EMI to benefit from Terra Firma's experience in strategically transforming businesses and driving operational change. The initial focus will be to maximise the value of the significant assets in EMI's publishing business and to realise the digital opportunity in recorded music.

We will invest in the business to ensure that it grows both organically and by acquisition. The goal is for EMI to be the world's most innovative and consumer-focused music company and the best home for musical talent. EMI is privileged to have an extraordinarily gifted base of artists, songwriters and staff, and we will work with them to achieve objectives that serve consumers worldwide."

No information is required to be disclosed pursuant to LR 9.6.13R in respect of the appointments of Chris Roling and Ashley Unwin.

Notes to editors

GUY HANDS

Guy Hands is TFCP's Chief Executive Officer and Founder. Guy sits on the Investment Advisory Committee and General Partners' boards and has overall responsibility for the direction of Terra Firma and its investment strategy. He is involved in all major commercial issues, in particular those concerning acquisitions, exits and portfolio business strategy.

Guy started his career with Goldman Sachs International where he went on to become Head of Eurobond Trading and then Head of Goldman Sachs' Global Asset Structuring Group. Guy left Goldman's in 1994 to establish the Principal Finance Group (PFG) at Nomura International plc which acquired 15 businesses with an aggregate enterprise value of €20 billion. Guy led the spin out of PFG to form Terra Firma in 2002.

CHRIS ROLING

Chris joined TFCP as a Managing Director in 2007 from Imperial Chemical Industries, where he was Senior Vice President Finance, Procurement and Logistics. Prior to that, Chris held senior international CFO, general management and strategy roles with Aventail Corporation, Getty Images, The Kellogg Company, RJR/Nabisco and PepsiCo.

ASHLEY UNWIN

Ashley Unwin is Managing Director of Talent at TFCP with responsibility for ensuring the appropriate leadership for both prospective acquisitions as well as the current portfolio businesses. In addition, he advises on the structure of the businesses and the execution of their strategies.

Prior to joining TFCP in 2007, Ashley was a management consultant, firstly with Arthur Andersen where he had responsibility for the Strategy and Organisation consulting practice and then with Deloitte Consulting where has was a member of the UK executive.

JULIE WILLIAMSON

Julie Williamson is a Financial Managing Director at TFCP. She led the team making the investment in Tank & Rast and was responsible for its refinancing in 2006 and the partial exit in 2007. Julie was also heavily involved in the group's pub businesses.

Prior to joining the group in 1998, Julie worked for Nomura heading the legal team that provided legal risk analysis and transaction execution support for the group. Prior to that, she was a banking lawyer in private practice.

Regulatory Announcement

Go to market news section

Free annual report

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	15:45 24-Aug-07
Number	PRNUK-2408

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	22-08-2007
6. Date on which issuer notified:	24-08-2007
7. Threshold(s) that is/are crossed or reached:	9%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	Resulting situation after the triggerin transaction

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voti rights	
				Direct	Indirect	Direct	Indi
ORD-GB0000444736	86,760,644	86,760,644	80,738,835	80,738,835	n/a	9.95	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

80,738,835 9.95%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Glenda Burford

15. Contact telephone number: 020-7888-3599

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Regulatory Announcement

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Free annual report

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	14:34 24-Aug-07
Number	PRNUK-2408

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Lehman Brothers International (Europe)
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	22-08-2007
6. Date on which issuer notified:	24-08-2007
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

END

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Regulatory Announcement

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Free annual report

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	11:05 22-Aug-07
Number	PRNUK-2208

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	Yes
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Terra Firma Investments (GP) 3 Limited (for and on behalf of Terra Firma Capital Partners III, L.P.); Maltby Capital Limited; Maltby Holdings Limited; Maltby Investments Limited; and, Maltby Limited
4. Full name of shareholder(s) (if different from 3.):	n/a
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17-08-2007
6. Date on which issuer notified:	21-08-2007
7. Threshold(s) that is/are crossed or reached:	93%
8. Notified details:	See below

A: Voting rights attached to shares

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: James Harvey

Weil, Gotshal & Manges

15. Contact telephone number: 020-7903-1000

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Ref: 82-373

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ER 07/168

Regulatory News Service

21st August 2007

Capitol Records, Inc. to redeem its USD500 million 8.375% Guaranteed Notes due 2009

Capitol Records, Inc., a wholly-owned subsidiary of EMI Group plc, announces that Capitol Records intends to redeem all of its outstanding 8.375% Guaranteed Notes due 2009 (the "Notes") on or around 17th September 2007, pursuant to paragraph 3 of the terms and conditions of the Notes. Notice of redemption has been sent to Cede & Co. as nominee of The Depositary Trust Company in accordance with the terms of the Notes.

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/166

Regulatory News Service

21st August, 2007.

EMI GROUP PLC
Directors' Shareholdings

In compliance with Disclosure and Transparency Rule 3.1.4, and following the offer (the Offer) by Maltby Limited to acquire the whole of the issued and to be issued share capital of EMI Group plc (the Company) being declared unconditional in all respects on 17th August 2007, the Company announces that options granted to certain Executive Directors under the 1995 Executive Share Option Scheme (ESOS) and 2003 Executive Share Incentive Plan (ESIP) were exercised on 21st August 2007 as a consequence of the change of control of the Company resulting from the Offer.

Awards of shares granted to certain Executive Directors under the Company's Senior Executive Incentive Plan (SEIP) and the ESIP that would have vested as a consequence of the change of control (after application of any performance targets and pro-rating for time) have been cancelled in return for a cash payment equal to the price per share paid under the Offer.

Shares acquired on the exercise of options:

Scheme	Type of award	Grant date	No. of shares originally under option	Exercise price per share (if any)	No. of shares acquired on exercise
Eric Nicoli					
ESOS	Option	21.6.02	826,141	243.3p	826,141
Roger Faxon					
ESOS	Option	21.6.02	283,000	244p	283,000
ESIP	Option	17.6.05	233,302	254.25p	101,247

Awards in respect of which a cash payment will be made:

Scheme	Type of award	Award date	No. of shares originally awarded (including SEIP matching awards)	Exercise price per share (if any)	Notional no. of shares in respect of which cash payment made
Eric Nicoli					
SEIP	Incentive	31.5.01	110,433	Nil	110,433
Roger Faxon					
SEIP	Incentive	31.5.01	93,833	Nil	93,833
SEIP	Performance	15.6.01	138,404	Nil	138,404
ESIP	Performance	2.8.06	658,794	Nil	171,918

All of the shares resulting from the exercise of options have been tendered to the Offer. The relevant Director will receive 265p in cash for each share acquired on the exercise of options on 21st August 2007 and for the cancellation of each award of shares granted under the SEIP and the ESIP. The total sum, less any exercise price and the income and social security taxes relevant to the jurisdiction in which he resides, will be paid to the Director in due course, in accordance with the terms of the Offer.

The balance of any of the grants or awards referred to above that has not vested will lapse.

Regulatory Announcement

Go to market news section

Free annual report

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	12:06 21-Aug-07
Number	PRNUK-2108

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Bear, Stearns International Trading Ltd
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17-08-2007
6. Date on which issuer notified:	20-08-2007
7. Threshold(s) that is/are crossed or reached:	Under 3%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights

		Direct	Direct	Indirect	Direct	Indirect
GB0000444736	24,950,657	24,950,657	23,338,854	23,338,854	n/a	2.877%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

Number of voting rights	% of voting rights
23,338,854	2.877%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Lee Mart

15. Contact telephone number: 020-7516-5860

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

Regulatory Announcement

Go to market news section

Free annual report

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	12:06 21-Aug-07
Number	PRNUK-2108

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Bear, Stearns International Trading Ltd
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17-08-2007
6. Date on which issuer notified:	20-08-2007
7. Threshold(s) that is/are crossed or reached:	Under 3%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights

END

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Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/165

Regulatory News Service

20th August, 2007.

EMI GROUP PLC
Director's Shareholding

In compliance with Disclosure and Transparency Rule 3.1.4, and following the offer (the Offer) by Maltby Limited to acquire the whole of the issued and to be issued share capital of EMI Group plc (the Company) being declared unconditional in all respects on 17th August 2007, the Company announces that an option granted to Eric Nicoli, an Executive Director, under the HM Revenue & Customs approved part of the Company's 1995 Executive Share Option Scheme (ESOS) was exercised on 20th August 2007 as a consequence of the change of control of the Company resulting from the Offer. Details regarding such option are set out below:

Scheme	Type of award	Grant date	No. of shares granted	Exercise price per share	No. of shares acquired on exercise
ESOS	Option	21.6.02	12,330	243.3p	12,330

The shares resulting from the exercise of the option have been tendered to the Offer. Mr Nicoli will receive 265p in cash for each share acquired on 20th August 2007 on the exercise of the option. This sum, less the exercise price, will be paid to Mr Nicoli in due course, in accordance with the terms of the Offer.

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/164

Regulatory News Service

17th August, 2007.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM THE REPUBLIC OF ITALY OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

EMI Group plc commences Cash Tender Offer and Consent Solicitation for its outstanding €425,000,000 8.625% Senior Notes Due 2013

17 August 2007

EMI Group plc ("EMI") announced today that it has commenced an offer to purchase for cash any and all of its outstanding €425,000,000 8.625% Senior Notes due 2013 (the "Notes"). In connection with the tender offer, holders of the Notes are being solicited to provide consents to certain amendments to the indenture governing the Notes that would eliminate substantially all of the restrictive covenants and eliminate or modify certain events of default and other provisions contained in the indenture (the "Proposed Amendments").

The tender offer and the consent solicitation (the "Offer") are being made in connection with the previously announced acquisition of EMI by Maltby Limited ("Maltby"), a company formed at the direction of Terra Firma. Maltby's offer for EMI's shares was declared unconditional as to acceptances on 1 August 2007 and was declared wholly unconditional in all respects on 17 August 2007.

As more fully described in the document containing the Offer (the "Offer Document"), the "Total Consideration" for each €1,000 outstanding principal amount of Notes validly tendered and accepted for purchase will be determined at or around 3:00 p.m., Central European Time, on 4 September 2007, unless extended by EMI (the "Price Determination Date") in accordance with standard market practice by reference to the sum of the Fixed Spread and the yield on the Reference Security. Included in the Total Consideration is a consent payment equal to €30.00 per €1,000 principal amount of the Notes (the "Consent Payment") which is payable to any holder that validly tenders their Notes pursuant to the tender offer at or prior to the Consent Payment Deadline (5:00 p.m., Central European Time, on 31 August 2007). Holders of Notes who validly tender their Notes and deliver their consents after the Consent Payment Deadline will receive only the Purchase Price and not the Consent Payment. The "Purchase Price" is equal to the Total Consideration minus the Consent Payment. Additionally, holders whose Notes are purchased pursuant to the Offer will receive any accrued but unpaid interest up to but not including the relevant payment date for the Notes.

Security Description	Common Codes/ ISIN Nos.	Outstanding Principal Amount	Earliest Redemption Date/Earliest Redemption Price	Reference Security	Fixed Spread	Consent Payment
8.625% Senior Notes due 2013	017749528 017749510 XS0177495289 XS0177495107	€425,000,000	15 October 2008/ €1,043.125 per €1,000 principal amount	OBL #143 (Bundesobligationen) 3.5% due 10 October 2008	50bp	€30 per €1,000 principal amount

The completion of the Offer is subject to the satisfaction or waiver of certain conditions, including, but not limited to, the receipt of valid tenders and consents from at least a majority of the aggregate principal amount of the outstanding Notes. The Offer may be amended, extended or, under certain conditions, terminated. The Offer will expire at 5:00 p.m., Central European Time, on 18 September 2007, unless extended or earlier terminated. EMI has an early purchase option; if this is exercised settlement for Notes tendered and accepted for purchase by the Early Acceptance Time is expected to be on 7 September 2007. Final settlement is expected to be on 21 September 2007.

The sole dealer manager for the Offer is Citigroup Global Markets Limited +44 (0) 20 7986 8969. The tender agent is Citibank, N.A. +44 (0) 20 7508 3867.

The Offer Document will be distributed to noteholders promptly. Noteholders with questions or who would like additional copies of the Offer documents may call the tender agent, Citibank N.A. +44 (0) 20 7508 3867.

Restrictions

United Kingdom. This announcement is being distributed only to and directed only at (i) persons who are outside and are resident outside the United Kingdom; (ii) investment professionals to whom it my lawfully be communicated falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"); (iii) high net worth companies and other persons to whom it my lawfully be communicated who fall within Article 49(2)(a) to (d) of the Order; or (iv) persons to whom it may otherwise lawfully be communicated falling within Article 43(2) of the Order; or (v) other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This announcement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

Italy. Neither the Offer nor any of the information contained in this announcement or the Offer Document constitutes an offer or an invitation to offer to sell or a promotional message of any form to any person (natural or legal) resident in the Republic of Italy to purchase, exchange or acquire the Notes, within the meaning of articles 1, lett. (v), and 102. ff, of Legislative Decree February 24, 1998, n. 58. The Offer is not being made and will not be made, directly or indirectly, in or into, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange publicly or privately available in the Republic of Italy. An Offer to sell should not be made pursuant to the Offer by any such use, means, instrument or facility or from within the Republic of Italy. Doing so may render invalid any purported offer to sell. Accordingly, copies of this announcement, the Offer Document and any related documents should not be mailed or otherwise forwarded,

distributed or sent in, into or from the Republic of Italy and persons receiving such documents must not forward, distribute or send them in, into or from the Republic of Italy. Therefore, Holders are hereby notified that, to the extent such Holders are Italian residents or are located in the Republic of Italy, the Offer is not available to them and, as such, any acceptance instruction on whatever form received from such person shall be void. Any person who may have a legal or contractual obligation to forward the this announcement, the Offer Document and/or any related offer documents in or into the Republic of Italy should read the Offer Document before doing so. No prospectus or other document will be lodged with, or registered by, the *Commissione Nazionale per le Società e la Borsa* (CONSOB) in respect of the Offer. Accordingly, this announcement, the Offer Document and any other material relating to the Offer may not be distributed or made available in the Republic of Italy.

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/163

Regulatory News Service

17th August, 2007.

EMI Group plc

(incorporated in England and Wales with limited liability with registered number 229231)

£250,000,000 8.25% Bonds due 2008 and £75,000,000 8.25% Bonds due 2008 (together the "Bonds")

NOTICE OF REDEMPTION

EMI Group plc (the "Company") hereby announces that it intends to redeem all of its outstanding 8.25% Bonds due 2008 on 11 September 2007 (the "Redemption Date") pursuant to Condition 6(d) of the terms and conditions of the Bonds as set out in Part II of the Second Schedule to the Trust Deed dated 20 May 2002, as supplemented and amended, between the Company and The Law Debenture Trust Corporation p.l.c. (the "Trustee").

The Bonds are listed on the London Stock Exchange.

Unless otherwise defined in this notice, terms defined herein have the same meaning as in the terms and conditions of the Bonds.

The entire £325,000,000 aggregate outstanding principal amount of Bonds shall be redeemed at a price equal to the higher of (i) 100% of the principal amount of such Bonds and (ii) the price (as reported in writing to the Company and the Trustee by a financial adviser approved by the Trustee) at which the Gross Redemption Yield on the Calculation Date (2 London Business Days prior to the Redemption Date) is equal to the Gross Redemption Yield at 3.00pm London time on that date of an appropriate reference stock, determined in accordance with the terms and conditions of the Bonds, plus any additional amounts in respect of withholding taxes, to the extent applicable, and accrued and unpaid interest thereon, if any, to (but excluding) the Redemption Date (the "Redemption Price") in accordance with the terms and conditions of the Bonds.

Common Code/ISIN	*Aggregate Principal Amount Outstanding*	*Security Description*	*Amount to be Redeemed*
Common Code: 014755926 ISIN: XS0147559263	£325,000,000	8.25% Sterling-denominated Bonds due 2008	£325,000,000

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

The Bonds are represented by Global Bonds, and such Global Bond(s) is/are held on behalf of Euroclear and/or Clearstream, Luxembourg. This notice has been delivered to Euroclear and/or Clearstream, Luxembourg.

On the Redemption Date, the Redemption Price will become due and payable upon each Bond redeemed. Unless the Company defaults in paying the Redemption Price to holders of Bonds called for redemption, interest on such Bonds shall cease to accrue on and after the Redemption Date. Thereupon, the only remaining right of holders of Bonds called for redemption shall be the receipt of the Redemption Price.

Upon the redemption, HSBC Bank Plc as Principal Paying Agent, shall endorse Part I of the Schedule to the original permanent global bond and Part I of the Schedule to the new permanent global bond to reflect the decrease in principal amount, as the case may be, resulting from such redemption. If any Bond contains an ISIN or Common Code, no representation is made herein as to the correctness of the ISIN or Common Code as printed on the Bonds. Holders of the Bonds called for redemption may only rely upon the other identification numbers printed on the Bonds for verification of the correctness of such ISIN or Common Code.

17 August 2007

EMI Group plc
27 Wrights Lane
London W8 5SW

HSBC Bank plc
Corporate Trust and Loan Agency
The Manager MTN and Bond Desk
8 Canada Square
London E24 5HQ

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/162

Regulatory News Service

17th August, 2007.

EMI Group plc Statement - Directorate Changes and Proposed Delisting following Terra Firma Offer Being Declared Unconditional in All Respects

Directorate Changes

EMI Group plc ("EMI" or the "Company") announces that, following the announcement earlier today by Maltby Limited ("Maltby") that its recommended cash offer to acquire the whole of the issued and to be issued share capital of EMI (the "Offer") has been declared unconditional in all respects (the "Wholly Unconditional Announcement"), Sly Bailey, Kevin Carton, Peter Georgescu and David Londoner resigned as Non-executive Directors of the Company with effect from the time of Wholly Unconditional Announcement. John Gildersleeve, Non-executive Chairman, will remain with the Company until it delists, at which point he will also resign.

Delisting of ordinary shares of 14 pence each in the capital of the Company (ISIN:GB0000444736) ("EMI Shares")

EMI also announces that, following the Wholly Unconditional Announcement and the applications earlier today by the Company to the Financial Services Authority for the cancellation of the listing of EMI Shares on the Official List and to the London Stock Exchange for the cancellation of the admission of EMI Shares to trading on the London Stock Exchange's market for listed securities (the "Cancellations"), EMI expects that the Cancellations will take effect at 8.00am on Tuesday, 18th September 2007.

In accordance with the Listing Rules of the Financial Services Authority and as envisaged by Maltby's offer document dated 30th May 2007 in respect of the Offer, Maltby now has, by virtue of acceptances of the Offer, agreed to acquire issued ordinary share capital carrying over 75% of the voting rights attaching to the EMI Shares and the Cancellations will take effect no earlier than on the expiry of the 20 business day period for delisting referred to in the Offer Document which has commenced today.

Delisting will significantly reduce the liquidity and marketability of any EMI Shares not acquired under the Offer at that time.

Enquiries

EMI GROUP PLC
Amanda Conroy Corporate Communications +44 20 7795 7529

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/161

Regulatory News Service

15th August, 2007.

EMI GROUP PLC
Additional Listing

Application has been made to the UK Listing Authority for the block listing of 4,430,000 ordinary shares of 14 pence each in the Company and for their admission to the Official List as well as to the London Stock Exchange for these shares to be admitted to trading.

These shares, which will rank pari passu with the existing shares in issue, will be block listed, issued and allotted as follows:

- 1,140,000 for the Company's 1995 Executive Share Option Scheme;
- 3,120,000 for the Company's 2003 Executive Share Incentive Plan; and,
- 170,000 for the Company's Savings-Related Share Option Schemes.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Regulatory Announcement

Go to market news section

Free annual report

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	16:25 14-Aug-07
Number	PRNUK-1408

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	10-08-2007
6. Date on which issuer notified:	14-08-2007
7. Threshold(s) that is/are crossed or reached:	12%, 11%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	Resulting situation after the triggerin transaction

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voti[ng] rights	
				Direct	Indirect	Direct	Indi[rect]
ORD-GB0000444736	90,091,381	90,091,381	86,760,644	86,760,644	n/a	10.69	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	21-09-2007	-	137,000	0.02

Total (A+B)

86,897,644 10.71%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Glenda Burford

15. Contact telephone number: 020-7888-3599

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

Ref: 82-373

END

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END